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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )



                        PATAPSCO VALLEY BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    70289P109
                                 --------------
                                 (CUSIP Number)



                        CUSIP No. 70289P109 Schedule 13G


1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

                  Carrollton Bancorp
                  52-1660951

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  Not Applicable (Filing being made pursuant to 1934 Act
                                      Rule 13d-1(c)




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3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

5        SOLE VOTING POWER

                   74,832.03

6        SHARED VOTING POWER

                     0

7        SOLE DISPOSITIVE POWER

                   74,832.03

8        SHARED DISPOSITIVE POWER

                     0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  74,832.03

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES

                  Not applicable

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.50%

12       TYPE OF REPORTING PERSON

                  CO

ITEM 1.

         (a)      Name of Issuer:

                           Patapsco Valley Bancshares, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           8593 Baltimore National Pike
                           Ellicott City, MD 21043




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ITEM 2.

         (a)      Name of Person Filing:

                           Carrollton Bancorp

         (b)      Address of Principal Business Office, if none, Residence:

                           344 North Charles Street
                           Suite 300
                           Baltimore, MD 21201

         (c)      Citizenship:

                           United States

         (d)      Title of Class of Securities:

                           Common Stock

         (f)      CUSIP Number:

                           70289P109

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) ----  Broker or Dealer registered under Section 15 of the
                   Act.
         (b) ----  Bank as defined in Section 3(a)(6) of the Act.
         (c) ---- Insurance Company as defined in Section 3(a)(19) of the Act.
         (d) ---- Insurance Company registered under Section 8 of the Investment Company Act.
         (e) ---- Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940.
         (f) ---- Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1976 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F).
         (g) ---- Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G). (Note: See Item 7.)
         (h) ----  Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Not Applicable; Filing is made pursuant to 1934 Act Rule 13d-1(c).


ITEM 4.

         (a) Amount Beneficially Owned: See Row 9
         (b) Percent of Class:  See Row 11.
         (c) Number of shares as to which such person has:




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                  (i)      sole power to vote or to direct the vote: See Row 5.
                  (ii)     shared power to vote or to direct the vote: See Row
                           6.
                  (iii) sole power to dispose or to direct the disposition of: See Row 7.
                  (iv) shared power to dispose or to direct the disposition of: See Row 8.

ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

ITEM 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable.

ITEM 9.  Notice of Dissolution of Group

         Not Applicable.

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                FEBRUARY 11, 1999
                                                -----------------------------
                                                              Date


                                                /S/ DALLAS R. ARTHUR
                                                -----------------------------
                                                            Signature


                                                DALLAS R. ARTHUR
                                                -----------------------------
                                                            Name

                                                President and Chief Executive
                                                Officer